EXHIBIT (a)(11)

Press Presse Prensa

For the business and financial press Munich, September 27, 2007
Siemens Extends Tender Offer for Acquisition of Dade Behring
Siemens has extended the expiration date for the cash tender offer for all outstanding shares of Dade Behring Holdings, Inc. (Nasdaq GS: DADE) to Wednesday, October 31, 2007, 12:00 midnight (EDT), as Siemens awaits merger control clearance by the European Commission.
The European Commission’s initial investigation period will expire on October 25, 2007, unless extended. U.S. antitrust clearance was already granted on September 17, 2007. Siemens expects to receive European merger control clearance and other regulatory approvals in time to close the transaction during calendar year 2007.
Joe Kaeser, Siemens CFO, stated: “We have made an attractive offer and do expect a smooth completion of the transaction after we have received full clearance from the antitrust authorities.”
As of midnight, New York City time, on Wednesday, September 26, 2007, an aggregate of 66,159,433 shares of common stock of Dade Behring had been validly tendered and not withdrawn, representing 82.55 percent of the outstanding common stock of Dade Behring.
While Siemens previously announced that it expected to close the transaction in the first calendar quarter of 2008, it now expects to close the transaction during the fourth quarter of calendar year 2007. Following completion of the tender offer, any remaining shares of Dade Behring will be acquired in a merger at the same price. The transaction has a value of approximately $7 billion. The tender offer is being made by a subsidiary

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Siemens AG Corporate Communications Media Relations 80312 Munich	Reference number: XX 200709.68 e Constantin Bimstiel E-mail: constanti.birnstiel@siemens.com of Siemens pursuant to an Agreement and Plan of Merger, dated as of July 25, 2007, by and among Siemens Corporation, its subsidiary, Belfast Merger Co., and Dade Behring.
Siemens (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has around 475,000 employees (incl. discontinued operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in over 190 countries. Founded more than 160 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal 2006 (ended September 30), Siemens had sales of €87.3 billion and net income of €3.033 billion, according to U.S. GAAP. Further information is available on the Internet at: www.siemens.com
About Dade Behring, Inc.
With 2006 revenue of more than US$1.7 billion, Dade Behring offers a wide range of products, systems and services designed to meet the day-to-day needs of clinical laboratories, delivering innovative solutions to customers and enhancing the quality of life for patients. Additional company information is available on the Internet at www.dadebehring.com.
This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell any securities. The Tender Offer Statement on Schedule TO, the Offer to Purchase and related materials filed by Siemens with the Securities and Exchange Commission (“SEC”) contain important information and should be read carefully before any decision is made with respect to the tender offer. These materials are available at no charge on the SEC’s web site (http://www.sec.gov) and requests for additional copies of such materials may be directed to Georgeson Inc., the Information Agent for the tender offer. The Information Agent can be reached at 17 State Street, 10th Floor, New York, New York 10004. Banks and brokers can call +1 (212) 440-9800 and all others can call toll free at (888) 605-7608.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens' control, affect its operations, performance, business strategy and results and could cause the actual results, performance

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Siemens AG Corporate Communications Media Relations 80312 Munich	Reference number: XX 200709.68 e Constantin Bimstiel E-mail: constanti.birnstiel@siemens.com or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens worldwide; changes in business strategy; the outcome of pending investigations and legal proceedings; our analysis of the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about our risk factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

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Siemens AG Corporate Communications Media Relations 80312 Munich	Reference number: XX 200709.68 e Constantin Bimstiel E-mail: constanti.birnstiel@siemens.com